UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LAN AIRLINES REPORTS NET INCOME OF US$76.1 MILLION FOR FIRST QUARTER 2012

Santiago, Chile, May 11, 2012 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for first quarter ended March 31, 2012. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S Dollars.

HIGHLIGHTS

•

LAN reported net income of US$76.1 million for first quarter 2012, a decrease of 21.8% compared to the US$97.2 million reported in first quarter 2011. Results this quarter were impacted by a 14.7% increase in fuel prices and a more challenging environment in the cargo business, as well as by the ongoing development of LAN Colombia’s operations. In addition, first quarter 2012 results include a one-time cost of US$14.3 million related to the successful completion of the collective bargaining process with certain unions.

•

For first quarter 2012, operating income reached US$111.2 million, a 27.4% decrease compared to the US$153.3 million in first quarter 2011. Operating margin reached 7.2%, a decrease of 4.0 points compared to 11.2% in 2011.

•

Total revenues in first quarter 2012 reached US$1,536.7 million compared to US$1,364.9 million in first quarter 2011 due to a 16.4% increase in passenger revenues and a 6.2% increase in cargo revenues. Revenue increases continue to reflect healthy passenger operations, reaching a record high load factor of 82.9%, whereas the cargo business faced a more challenging demand and competitive environment. Passenger and cargo revenues accounted for 74.1% and 23.9% of total revenues, respectively, in first quarter 2012.

•

LAN and TAM S.A. (“TAM”) have successfully obtained the required registrations and authorizations in Brazil and in the United States in order to commence and complete an offer to exchange TAM shares initially for Holdco II shares and ultimately for LAN shares, in the form of Brazilian Depositary Receipts (“BDRs”) in Brazil and American Depositary Receipts (“ADRs”) in the United States. On May 10, 2012, LAN and a newly formed entity, Holdco II, commenced the exchange offer for TAM shares simultaneously in Brazil and in the United States. The exchange offer is currently scheduled to remain open until 5:00 pm, New York time (6:00 pm, Sao Paulo time) on June 11, 2012 and the auction will be held on Bovespa at 9:00 am, New York time (10:00 am, Sao Paulo time) on June 12, 2012.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A.	i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	Tel: (212) 406-3690

MANAGEMENT COMMENTS ON FIRST QUARTER 2012 RESULTS

LAN reported net income of US$76.1 million in first quarter 2012, a decrease of 21.8% compared to first quarter 2011. Operating income in the quarter decreased 27.4%, reaching US$111.2 million, with a 7.2% operating margin. Results this quarter were impacted by a 14.7% increase in fuel prices and a more challenging environment in the cargo business, as well as by the ongoing development of LAN Colombia’s operations. In addition, first quarter 2012 results include a one-time cost of US$14.3 million related to the successful completion of the collective bargaining process with certain unions.

During first quarter 2012, LAN’s consolidated revenues increased 12.6% compared to first quarter 2011. Passenger revenues increased 16.4% during the quarter, driven by continued traffic growth and a 2.2% expansion in yields. Passenger traffic growth during the quarter reached 14.0%, while load factors reached 82.9%, 1.9 points higher than 2011, and a historically high level even considering the high season. Total passenger capacity as measured in ASKs grew 11.3% and revenues per ASK (RASK) increased 4.6%.

Capacity increases focused mainly on domestic routes within Chile and regional routes within South America. This expansion was partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in 2011, mainly the cancellation of the route between Madrid and Paris in July 2011.

During first quarter 2012, cargo revenues increased 6.2%, driven by a 1.5% increase in cargo traffic and a 4.7% increase in yields, despite a more challenging scenario in Latin American cargo markets. Capacity increased 2.3% during the quarter. As a consequence, load factors decreased from 67.9% to 67.4%. Yields showed a 4.7% improvement compared to first quarter 2011, driven by a higher fuel surcharge, greater than anticipated seasonal demand, and itinerary optimization, leading to a 3.8% increase in unit revenue.

The low increase in cargo capacity during the quarter is a result of no additional freighters being incorporated since January 2011 in addition to decreased availability in the bellies of passenger aircraft due to a higher passenger load factor. On the other hand, the low increase in traffic during the quarter is a response to weaker cargo markets, increasing competition in routes into Latin America, as well as new regulations in Argentina that reduced imports during February 2012, partially offset by growth of the Chilean export market.

Nevertheless, the Company continued to successfully optimize the utilization of the bellies of its passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model.

Operating expenses increased 17.7% compared to first quarter 2011, while costs per ATK (including net financial expenses) increased 11.9%. Excluding fuel, unit costs increased 8.4%, mainly due to higher costs related to wages and benefits as a result of the US$14.3 million payments made to certain unions as part of the successful completion of their collective bargaining process. Operating costs were also impacted by ongoing expenses related to the development of LAN Colombia’s operations.

Higher fuel prices during the quarter, which increased 14.7% compared to first quarter 2011, generated US$65.0 million in increased fuel costs. Nevertheless, LAN partially offset this impact via fuel surcharges in both passenger and cargo operations. Starting in March 2011, fuel surcharges based on WTI incorporated the crack spread to be better aligned with variations in jet fuel prices. During the quarter, the Company’s financial hedging strategy resulted in a US$13.6 million fuel hedge gain. LAN has hedged approximately 50% of its estimated fuel consumption for the rest of 2012. The fuel hedging strategy consists of a combination of collars, swaps and call options for WTI and Brent.

LAN continued to maintain a solid financial position, with adequate liquidity and a solid financial structure, as reflected by the Company’s BBB Investment Grade international credit rating (Fitch). LAN is one of the few airlines in the world with an Investment Grade rating. At the end of the quarter, LAN reported US$276.8 million in cash and cash equivalents representing 4.7% of revenues for the last twelve months. As of March 31, 2012, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$1,118.9 million, US$571.9 million of which were funded directly by LAN. In 2011, the Company also secured committed credit lines for US$208 million. Additionally, the Company has practically no short-term debt, while its long-term debt is mainly related to aircraft financing and has 12 to 15 year repayment profiles with competitive interest rates.

LAN continues to leverage growth opportunities in both cargo and passenger markets, enhancing the Company’s leadership position in Latin America and reflecting its ability to face and mitigate impacts of adverse scenarios such as fuel price volatility and a more challenging environment in the cargo business. Based on LAN’s diversified, solid and flexible business model, as well as the Company’s consistent track record and solid balance sheet, LAN is continuously improving the Company’s long-term strategic position by addressing opportunities, strengthening its market presence and increasing competitiveness.

EBITDAR CALCULATION(1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (US$ millions)	1Q12	1Q11	% Chg.

Revenues	1,536.7	1,364.9	12.6%
Operating Expenses	-1,425.5	-1,211.6	17.7%
Operating Income	111.2	153.3	-27.4%

Depreciation and Amortization	106.5	97.4	9.4%
EBITDA	217.7	250.7	-13.1%
EBITDA Margin	14.2%	18.4%	-4.2 pp.

Aircraft Rentals	44.3	42.5	4.3%
EBITDAR	262.0	293.1	-10.6%
EBITDAR Margin	17.0%	21.5%	-4.4 pp.

(1) EBITDA and EBITDAR are not accounting measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with International Financial Reporting Standards (IFRS) as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

RECENT EVENTS

Agreement with TAM

On January 18, 2011, LAN and TAM announced that they entered into binding agreements to combine their holdings under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the major airline groups in the world.

LAN and TAM have successfully obtained the required registrations and authorizations in Brazil and in the United States in order to commence and complete an offer to exchange TAM shares initially for Holdco II shares and ultimately for LAN shares in the form of Brazilian Depositary Receipts (“BDRs”) in Brazil and American Depositary Receipts (“ADRs”) in the United States.

On May 7, 2012, the Brazilian Comissão de Valores Mobiliários (“CVM”) granted authorization for the registration of the LAN BDR program, which was assigned the ticker symbol “LATM11”. On the same date, the CVM and BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“Bovespa”) granted authorization for the registration of the exchange offer in Brazil, the terms and conditions of which are reflected in the Edital de Oferta Pública de Permuta de Ações para Cancelamento de Registro de Companhia Aberta e Consequente Saída do Nível 2 de Governança Corporativa da BM&FBOVESPA regarding TAM (the “Edital”). On May 9, 2012, the SEC declared effective the Registration Statement on Form F-4 relating to the exchange offer and combination (“Form F-4”), clearing the way for the exchange offer to commence in the United States.

Finally, on May 10, 2012, LAN and a newly formed entity, Holdco II, commenced the exchange offer for TAM shares simultaneously in Brazil and in the United States. The exchange offer is currently scheduled to remain open until 5:00 pm, New York time (6:00 pm, Sao Paulo time) on June 11, 2012 and the auction will be held on Bovespa at 9:00 am, New York time (10:00 am, Sao Paulo time) on June 12, 2012.

Dividend

LAN’s General Shareholders Meeting held on April 26, 2012, approved the Company’s dividend policy in regards to 2011 net income. The final dividend approved amounted to US$18.5 million, representing US$0.05414 per share, to be paid on May 17, 2012, to shareholders of record as of May 11, 2012. Together with the US$56.6 million dividend payment made in September 2011 and the US$85.0 million paid in January 2012, LAN’s 2011 dividend payments were equivalent to 50% of the Company’s 2011 net income.

Fleet Plan

In line with the Company’s expansion, during first quarter 2012, the Company received 2 Airbus A319 aircraft.

During the remainder of 2012, LAN expects to receive 10 additional Airbus A320 family aircraft to operate domestic and regional routes, as well as 9 Boeing 767-300 and the first 2 Boeing 787-8 Dreamliners for long-haul routes. During 2012, the Company’s fleet plan also includes the sale of 5 Airbus A318 aircraft and the return of 2 leased Boeing 767-300, while also returning 3 Boeing 737-700s operated by LAN Colombia. Regarding the cargo fleet, during 2012, the Company expects the delivery of 2 Boeing 777F freighter aircraft.

LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

	2011	2012	2013	2014

PASSENGER FLEET
Dash 8-200/Dash 8-Q400	14	14	14	13
Boeing 737-700	9	6	6	2
A321/A320/A319/A318	76	83	92	109
B767-300 ER	31	38	40	40
B787	0	2	5	12
A340-300	5	5	4	2
TOTAL PASSENGER FLEET	135	148	161	178

CARGO FLEET
767-300 F	12	12	12	12
777-200 F	2	4	4	4
TOTAL CARGO FLEET	14	16	16	16

TOTAL FLEET	149	164	177	194

Total Fleet Capex (US$ millions)	841	1,759	1,374	1,598

OUTLOOK

Considering current market conditions, the Company expects passenger ASK growth of between 12% and 14% in 2012, mainly driven by the net delivery of 13 passenger aircraft. Regarding cargo operations, LAN currently expects ATK growth to be between 3% and 5% in 2012. The reduction in cargo capacity expansion reflects a more challenging demand and competitive environment in the global cargo markets.

CONSOLIDATED FIRST QUARTER 2012 RESULTS

Net income in first quarter 2012 totaled US$76.1 million compared to US$97.2 million in the same period 2011. Net margin for the quarter decreased from 7.1% in 2011 to 5.0% in 2012.

Operating income amounted to US$111.2 million in first quarter 2012 compared to US$153.3 million in first quarter 2011. Operating margin in the quarter decreased from 11.2% in 2011 to 7.2% in 2012.

Total operating revenues increased 12.6% compared to first quarter 2011, reaching US$1,536.7 million. This reflected a:

•	16.4% increase in passenger revenues to US$1,138.2 million,
•	6.2% increase in cargo revenues to US$367.9 million, and a
•	24.7% decrease in other revenues to US$30.6 million.

Passenger and cargo revenues accounted for 74.1% and 23.9% of total revenues for the quarter, respectively.

Passenger revenues increased 16.4%, driven by 14.0% traffic growth and a 2.2% increase in yields. Load factors increased from 80.9% to 82.9%, as traffic growth outpaced the 11.3% increase in capacity. Passenger capacity increases focused mainly on domestic routes within Chile and regional routes within South America, partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in 2011. Overall, revenues per ASK increased 4.6%. Traffic grew as a result of an 18.3% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru, Ecuador and Colombia), and an 11.9% increase in international traffic. International traffic accounted for 66.7% of total passenger traffic during the quarter.

Cargo revenues increased 6.2% in the quarter, driven by a 1.5% increase in cargo traffic and a 4.7% increase in yields, reflecting a more challenging scenario in Latin American cargo markets. Capacity increased 2.3% during the quarter. As a consequence, load factors decreased from 67.9% to 67.4%. Revenues per ATK increased 3.8% compared to first quarter 2011.

Other revenues decreased 24.7% mainly due to the exclusion of the revenues of Blue Express, LAN’s logistic and courier subsidiary sold in early April 2011.

Total operating expenses increased 17.7% during the quarter, while unit (ATK) costs increased 11.9% compared to first quarter 2011. Higher jet fuel prices during the quarter led to approximately US$65.0 million in higher fuel costs considering current fuel consumption levels. Excluding fuel, unit costs increased 8.4% mainly due to higher wages and benefits as a result of the US$14.3 million payments made to certain unions as part of the successful completion of their collective bargaining process. Operating costs were also impacted by ongoing expenses related to the development of LAN Colombia’s operations. Changes in operating expenses were mainly due to the following:

•

Wages and benefits increased 25.3% driven by a higher average headcount, in line with the Company’s planned operational expansion, as well as increased average compensations including a US$14.3 million payment made to certain unions as part of the successful completion of their collective bargaining process, partially offset by the impact of the average depreciation of Latin American currencies during the quarter.

•

Fuel costs increased 26.6% mainly driven by a 14.7% increase in prices, coupled with a 7.4% increase in consumption. In addition, the Company recognized a US$13.6 million fuel hedge gain, compared to a US$22.0 million fuel hedge gain in first quarter 2011.

•

Commissions to agents increased 9.5% due to a 13.7% increase in traffic revenues (passenger and cargo), partially offset by a 0.1 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business.

•

Depreciation and amortization increased 9.4% mainly due to the incorporation of 3 new Airbus A319s between October 2011 and February 2012, 6 new Airbus A320s between May 2011 and December 2011, and 3 Boeing 767-300s between September 2011 and November 2011, partially offset by the sale of 5 Airbus A318s during 2011.

•	Other rental and landing fees increased 2.6% mainly due to increased handling costs and aeronautical rates, partially offset by lower costs related to aviation insurances.
•	Passenger service expenses increased 2.6% driven by a 16.4% increase in the number of passengers transported, partially offset by lower passenger compensations during the quarter.
•	Aircraft rentals increased 4.3% due to the incorporation of 4 leased Airbus A320s between July 2011 and September 2011.
•	Maintenance expenses increased 14.6% mainly as a result of a larger fleet, in line with the expansion in the Company’s operations during the quarter.
•	Other operating expenses increased 14.8% due to higher commercial and distribution system costs as well as higher advertising and marketing costs and costs incurred related to the merger with TAM.

Non-operating results

•	Interest income decreased from US$5.6 million in first quarter 2011 to US$3.5 million in first quarter 2012 due to a lower average cash balance during the quarter.
•	Interest expense increased 2.2% as higher debt related to fleet financing was offset by a lower average interest rate.
•	Under Other income (expense), the Company recorded a US$9.9 million gain, mainly due to foreign exchange gains related to the appreciation of local currencies compared to December 31, 2011.

*****

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The Company and its affiliates serve over 100 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean, Ecuadorian and Colombian domestic markets.

Currently, LAN Airlines and its affiliates operate 137 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The Company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years. For more information please visit www.lan.com or www.oneworldalliance.com

******

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

LAN Airlines S.A.

Consolidated Income Statement (in thousands of US Dollars)

	For the three month period ended
	March 31
	2012	2011	% Change

REVENUE
Passenger	1,138,211	977,823	16.4%
Cargo	367,906	346,435	6.2%
Other	30,565	40,616	-24.7%

TOTAL OPERATING REVENUE	1,536,682	1,364,874	12.6%

EXPENSES
Wages and Benefits	-298,596	-238,240	25.3%
Aircraft Fuel	-493,770	-389,904	26.6%
Comissions to Agents	-57,619	-52,615	9.5%
Depreciation and Amortization	-106,486	-97,361	9.4%
Other Rental and Landing Fees	-165,148	-160,963	2.6%
Passenger Services	-37,934	-36,959	2.6%
Aircraft Rentals	-44,293	-42,485	4.3%
Aircraft Maintenance	-49,786	-43,432	14.6%
Other Operating Expenses	-171,827	-149,626	14.8%

TOTAL OPERATING EXPENSES	-1,425,459	-1,211,585	17.7%

OPERATING INCOME	111,223	153,289	-27.4%

Operating Margin	7.2%	11.2%	-4.0 pp

Interest Income	3,511	5,607	-37.4%
Interest Expense	-36,700	-35,913	2.2%
Other Income (Expense)	9,852	-5,391	-282.7%

INCOME BEFORE TAXES AND MINORITY INTEREST	87,886	117,592	-25.3%
Income Taxes	-14,483	-20,231	-28.4%

INCOME BEFORE MINORITY INTEREST	73,403	97,361	-24.6%

Attributable to:
Shareholders	76,067	97,235	-21.8%
Minority Interest	-2,664	126	-2214.3%

NET INCOME	76,067	97,235	-21.8%

Net Margin	5.0%	7.1%	-2.2 pp

Effective Tax Rate	16.0%	17.2%

Shares Outstanding	340,999,099	339,310,509
Earnings per Share (US$)	0.22	0.29	-22.2%

LAN Airlines S.A.

Consolidated Operational Statistics

	For the three month period ended
	March 31
	2012	2011	% Change

System
ATKs (millions)	2,640	2,485	6.2%
ASKs (millions)	13,457	12,094	11.3%
RTKs (millions)	1,867	1,730	7.9%
RPKs (millions)	11,151	9,786	14.0%
Overall Load Factor (based on ATKs)%	70.7%	69.6%	1.1 pp
Break-Even Load Factor (based on ATK)%	67.1%	63.2%	3.9 pp
Yield based on RTKs (US Cents)	80.7	76.5	5.4%
Operating Revenues per ATK (US Cents)	57.1	53.3	7.1%
Operating Costs per ATK (US Cents)	54.1	48.3	11.9%
Fuel Gallons Consumed (millions)	149.5	139.2	7.4%
Average Trip Length (thousands km)	1.729	1.767	-2.1%
Total Number of Employees	22,161	21,010	5.5%

Passenger
ASKs (millions)	13,457	12,094	11.3%
RPKs (millions)	11,151	9,786	14.0%
RTKs (millions)	1,003	879	14.1%
Passengers Transported (thousands)	6,448	5,539	16.4%
Load Factor (based on ASKs) %	82.9%	80.9%	1.9 pp
Yield based on RPKs (US Cents)	10.2	10.0	2.2%
Yield based on RTKs (US Cents)	113.5	111.3	2.0%
Revenues per ASK (US cents)	8.5	8.1	4.6%

Cargo
ATKs (millions)	1,282	1,254	2.3%
RTKs (millions)	864	852	1.5%
Tons Transported (thousands)	209	205	2.0%
Load Factor (based on ATKs) %	67.4%	67.9%	-0.5 pp
Yield based on RTKs (US Cents)	42.6	40.7	4.7%
Revenues per ATK (US Cents)	28.7	27.6	3.8%

LAN Airlines S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31,	As of December 31,
	2012	2011

Total Assets	7,688,022	7,648,659

Total Liabilities	6,159,595	6,191,287
Total Equity (*)	1,528,427	1,457,372

Total Liabilities and Shareholders equity	7,688,022	7,648,659

Net Debt
Current and long term portion of loans from financial institutions	2,940,571	3,199,778
Current and long term portion of obligations under capital leases	650,912	316,529
Other liabilities current and long term portion	274,805	271,965
Cash and cash equivalents	-276,777	-472,499

Total Net Debt	3,589,511	3,315,773

(*) Under IFRS, Equity includes Minority Interest, which amounted to US$ thou. 9,347 as of March 2012, and US$ thou. 12,048 as of December 2011

LAN Airlines S.A.

Consolidated Fleet

		As of March 31, 2012
	Leased	Owned	Total

Passenger Aircraft
Dash 8-200	10	0	10
Dash 8-Q400	4	0	4
Boeing 737-700	9	0	9
Airbus A318-100	0	10	10
Airbus A319-100	0	26	26
Airbus A320-200	9	33	42
Boeing 767-300	10	21	31
Airbus A340-300	1	4	5
TOTAL	43	94	137

Cargo Aircraft
Boeing 777-200F	2	0	2
Boeing 767-300F	4	8	12
TOTAL	6	8	14

TOTAL FLEET	49	102	151

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2012

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer